UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                              SBS Interactive, Co.
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                                (Name of Issuer)

                    Common Stock, $0.001 par value per share
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                         (Title of Class of Securities)

                                   78401R 10 1
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                                 (CUSIP Number)

                                   Arthur Cohn
                                Gellertstrasse 18
                             4052 Basel, Switzerland
                                  41 61-3121242
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 17, 2004
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Note: This statement constitutes Amendment No. 1 of the Report on Schedule 13D of Arthur Cohn. The Report on Schedule 13D of Arthur Cohn originally filed with the Commission is hereby amended and supplemented to include the information set forth herein.

CUSIP No. 78401R 10 1
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1  NAME OF REPORTING PERSON
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

   Arthur Cohn

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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
   (a) [ ]
   (b) [X]

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3  SEC USE ONLY

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4  USE SOURCE OF FUNDS (See Instructions)
   PF
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5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
   or 2(e) [  ]
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6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Switzerland
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               7   SOLE VOTING POWER:        9,082,222 (1)
  NUMBER OF   -----------------------------------------------------------------
    SHARES
 BENEFICIALLY  8   SHARED VOTING POWER:            -0-
   OWNED BY    -----------------------------------------------------------------
     EACH
   REPORTING   9   SOLE DISPOSITIVE POWER:   9,082,222 (1)
    PERSON     -----------------------------------------------------------------
     WITH
               10  SHARED DISPOSITIVE POWER:       -0-
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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    9,082,222*
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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions)   [X]
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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    35.7%**
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14  TYPE OF REPORTING PERSON (See Instructions)
    IN
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

* Includes: (i) currently exercisable warrants to purchase 3,741,111 shares of Common Stock at a price of $1.00 per share; (ii) currently exercisable warrants to purchase 1,000,000 shares of Common Stock at a price of $0.85 per share; and
(iii) a loan currently convertible into: 200,000 shares of Common Stock; (B) warrants to purchase 200,000 shares of Common Stock at a price of $1.00 per share; and (C) warrants to purchase 200,000 shares of Common Stock at a price of $1.25 per share.

** Percentage calculated on the basis of 25,420,668 shares of Common Stock issued and outstanding which includes: (i) 20,079,557 shares of Common Stock issued and outstanding as of June 11, 2004 as set forth in the Issuer's Quarterly Report on Form 10-QSB for the quarter ended March 31, 2004 as filed June 17, 2004; (ii) 4,741,111 shares of Common Stock issuable to Arthur Cohn upon the exercise of currently exercisable warrants; (iv) 200,000 shares of Common Stock issuable to Arthur Cohn upon the conversion of a currently convertible loan; and (v) 400,000 shares of Common Stock issuable to Arthur Cohn pursuant to immediately exercisable warrants to purchase shares of Common Stock to be granted to Arthur Cohn upon the conversion of such currently convertible loan.

     This Statement on Schedule 13D, as filed on June 10, 2004, is hereby amended as set forth below in this Amendment No. 1. Unless otherwise defined herein, capitalized terms used herein have the respective meanings ascribed thereto in the Schedule 13D.


ITEM 4.  PURPOSE OF TRANSACTION

     The disclosure set forth in the second paragraph of Item 4 is amended and restated in its entirety as follows:

     Arthur Cohn is aware that the business plan of the Issuer described in its Form 10-KSB for the year ended December 31, 2002 includes plans to raise additional capital through the issuance of securities. Arthur Cohn is also aware that the Issuer currently intends to issue shares of Common Stock to investors at a price below $.75 per share and warrants with an exercise price below $1.00 and/or in an amount greater than the number of shares of Common Stock purchased by such investors in contravention of the representations and agreements made by the Issuer in connection with Arthur Cohn's execution of the Conversion Agreement. Further, Arthur Cohn was not advised by the Issuer or its representatives in connection with his execution of the Conversion Agreement that the Issuer had issued 4,250,000 shares of Common Stock to employees and service providers during the month prior to conversion or that the Issuer intended to issue an additional 230,000 shares of Common Stock to a service provider during the month after conversion. Arthur Cohn is currently negotiating an amendment to the Conversion Agreement to provide him with additional shares of Common Stock and to settle any claims he may have against the Issuer with respect to the information that was not disclosed to him prior to his conversion.



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


Item 5.  Interest in Securities of the Issuer

     The disclosure set forth in paragraph (a) of Item 5 is amended and restated in its entirety as follows:

(a) Arthur Cohn beneficially owns 9,082,222 shares of Common Stock or 35.7% of the issued and outstanding shares of Common Stock calculated on the basis of 25,420,668 shares of Common Stock issued and outstanding which includes: (i) 20,079,557 shares of Common Stock issued and outstanding as of June 11, 2004 as set forth in the Issuer's Quarterly Report on Form 10-QSB for the quarter ended March 31, 2004 as filed June 17, 2004; (ii) 4,741,111 shares of Common Stock issuable to Arthur Cohn upon the exercise of currently exercisable warrants;
(iv) 200,000 shares of Common Stock issuable to Arthur Cohn upon the conversion of a currently convertible loan; and (v) 400,000 shares of Common Stock issuable to Arthur Cohn pursuant to immediately exercisable warrants to purchase shares of Common Stock to be granted to Arthur Cohn upon the conversion of such currently convertible loan. The shares of Common Stock beneficially owned by Arthur Cohn include: (i) currently exercisable warrants to purchase 3,741,111 shares of Common Stock at a price of $1.00 per share on the terms set forth in the Warrant; (ii) currently exercisable warrants to purchase 1,000,000 shares of Common Stock at a price of $0.85 per share on the terms set forth in the Warrant and (iii) a loan currently convertible into: (A) 200,000 shares of Common Stock;
(B) warrants to purchase 200,000 shares of Common Stock at a price of $1.00 per share; and (C) warrants to purchase 200,000 shares of Common Stock at a price of $1.25 per share.













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



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment is true, complete and correct.

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Date:  July 7, 2004                             /S/ ARTHUR COHN
                                                --------------------------------
                                                Arthur Cohn

































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